Exhibit 99.1

Niu Technologies Announces Third Quarter 2023 Financial Results

-- Third Quarter Total Volume of e-scooter sales down 17.1% year over year

-- Third Quarter Revenues of RMB 927.0 million, down 19.6% year over year

-- Third Quarter Net Loss of RMB 79.4 million, compared to Net Income of RMB 2.9 million in the same period of last year

BEIJING, China, November 20, 2023 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial Highlights

•	Revenues were RMB 927.0 million, a decrease of 19.6% year over year

•	Gross margin was 21.4%, compared with 22.1% in the third quarter of last year

•	Net loss was RMB 79.4 million, compared with net income of RMB 2.9 million in the third quarter of last year

•	Adjusted net loss (non-GAAP)[1] was RMB 70.0 million, compared with adjusted net income of RMB 20.2 million in the third quarter of last year

Third Quarter 2023 Operating Highlights

•	The number of e-scooters sold was 265,923, down 17.1% year over year

•	The number of e-scooters sold in China was 230,455, down 12.4% year over year

•	The number of e-scooters sold in the international markets was 35,468, down 38.4% year over year

•	The number of franchised stores in China was 2,834 as of September 30, 2023

•	International sales network expanded to 55 distributors covering 53 countries as of September 30, 2023

Other Highlights

Dr. Yan Li, Chief Executive Officer of the Company, commented: “The conservative spending behavior of Chinese consumers has impacted the demand for our premium series products. However, we have swiftly re-positioned our products into two distinct market segments: premium market and mass-premium market. During the third quarter, we witnessed robust demand in the mass-premium market, and our newly launched products in this segment have been well-received by customers. However, this strategic shift will take some time to fully materialize into increased sales.

1 Adjusted net income (loss) (non-GAAP) is defined as net income (loss) excluding share-based compensation expenses

Our newly introduced carbon fiber kick-scooter has greatly bolstered our KQi series, while also laying a solid foundation for our global expansion. As the micro-mobility category continues to gain momentum in international markets, our enriched product portfolio will position NIU well for sustainable long-term growth in the future.”

Third Quarter 2023 Financial Results

Revenues were RMB 927.0 million, a decrease of 19.6% year over year, due to decreased sales volume of 17.1%, and decreased revenues per e-scooter of 3.0%. The following table shows the revenues breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2023 Q3	2022 Q3	% change YoY
E-scooter sales from China market	710.9	859.2	-17.3%
E-scooter sales from international markets	121.7	195.1	-37.6%
E-scooter sales, sub-total	832.6	1,054.3	-21.0%
Accessories, spare parts and services	94.4	98.9	-4.5%
Total	927.0	1,153.2	-19.6%

Revenues per e-scooter (in RMB)	2023 Q3	2022 Q3	% change YoY
E-scooter sales from China market[2]	3,085	3,265	-5.5%
E-scooter sales from international markets[2]	3,430	3,386	+1.3%
E-scooter sales	3,131	3,287	-4.7%
Accessories, spare parts and services[3]	355	308	+15.3%
Revenues per e-scooter	3,486	3,595	-3.0%

▪	E-scooter sales revenues from China market were RMB 710.9 million, a decrease of 17.3%, and represented 85.4% of total e-scooter revenues. The decrease was mainly due to the decline in sales volume of premium series, partially offset by the increased sales volume and revenues of mass-premium series in China market.

▪	E-scooter sales revenues from international markets were RMB 121.7 million, a decrease of 37.6%, and represented 14.6% of total e-scooter revenues. The decrease was mainly due to the decline in sales volume in international markets.

▪	Accessories, spare parts sales and services revenues were RMB 94.4 million, a decrease of 4.5% and represented 10.2% of total revenues. The decrease was mainly due to the overseas battery pack sales reduction.

▪	Revenues per e-scooter decreased by 3.0% year over year, was mainly due to the increased proportion of mass-premium series in China market, partially offset by the increased revenues per e-scooter in international markets.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international markets in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Cost of revenues was RMB 729.1 million, a decrease of 18.8% year over year, mainly due to the decline in sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 2,742, down 2.1% from RMB 2,800 in the third quarter 2022, mainly due to the decreased cost of battery packs and the increased proportion of mass-premium series in China market.

Gross margin was 21.4%, compared with 22.1% in the same period of 2022. The decrease was mainly due to the increased proportion of mass-premium series in China market, and the decline in sales volume of e-motorcycles and e-mopeds in international markets.

Operating expenses were RMB 288.5 million, an increase of 9.4% from the same period of 2022. Operating expenses as a percentage of revenues was 31.1%, compared with 22.9% in the third quarter of 2022.

▪	Selling and marketing expenses were RMB 122.7 million (including RMB 2.4 million of share-based compensation), a decrease of 28.0% from RMB 170.4 million in the third quarter of 2022, mainly due to a decrease of RMB 59.2 million in advertising and promotion activities. Selling and marketing expenses as a percentage of revenues was 13.2% compared with 14.8% in the third quarter of 2022.

▪	Research and development expenses were RMB 39.1 million (including RMB 3.6 million of share-based compensation), a decrease of 21.6% from RMB 49.8 million in the third quarter of 2022, mainly due to the decrease in share-based compensation expenses of RMB 3.7 million, the decrease in staff cost of RMB 2.7 million, and the decrease in design expense and system development professional fee of RMB 3.3 million. Research and development expenses as a percentage of revenues was 4.2%, compared with 4.3% in the third quarter of 2022.

▪	General and administrative expenses were RMB 126.8 million (including RMB 3.2 million of share-based compensation), an increase of 190.9% from RMB 43.6 million in the third quarter of 2022, mainly due to the increase in provision for credit losses of RMB 88.0 million, partially offset by the decrease in staff cost of RMB 2.6 million and the decrease in share-based compensation expenses of RMB 2.1 million. General and administrative expenses as a percentage of revenues was 13.7%, compared with 3.8% in the third quarter of 2022.

Operating expenses excluding share-based compensation were RMB 279.4 million, increased by 13.2% year over year, and represented 30.1% of revenues, compared with 21.4% in the third quarter of 2022.

▪	Selling and marketing expenses excluding share-based compensation were RMB 120.3 million, a decrease of 27.5% year over year, and represented 13.0% of revenues, compared with 14.4% in the third quarter of 2022.

▪	Research and development expenses excluding share-based compensation were RMB 35.5 million, a decrease of 16.6% year over year, and represented 3.8% of revenues, compared with 3.7% in the third quarter of 2022.

▪	General and administrative expenses excluding share-based compensation were RMB 123.6 million, an increase of 222.6% year over year, and represented 13.3% of revenues, compared with 3.3% in the third quarter of 2022.

Government grants were RMB 1.1 million, compared with RMB 0.9 million in the same period of 2022.

Share-based compensation expenses were RMB 9.5 million, compared with RMB 17.3 million in the same period of 2022.

Income tax expense was RMB 0.2 million, compared with income tax benefit of RMB 6.6 million in the same period of 2022.

Net loss was RMB 79.4 million, compared with net income of RMB 2.9 million in the third quarter of 2022. The net loss margin was 8.6%, compared with net income margin of 0.3% in the same period of 2022.

Adjusted net loss (non-GAAP) was RMB 70.0 million, compared with adjusted net income of RMB 20.2 million in the third quarter of 2022. The adjusted net loss margin4 was 7.5%, compared with adjusted net income margin of 1.7% in the same period of 2022.

Basic and diluted net loss per ADS were both RMB 1.01 (US$ 0.14).

Balance Sheet

As of September 30, 2023, the Company had cash, cash equivalents, term deposits and short-term investments of RMB 1,280.9 million in aggregate. The Company had restricted cash of RMB 109.0 million and short-term bank borrowings of RMB 100.0 million.

Business Outlook

NIU expects revenues of the fourth quarter 2023 to be in the range of RMB 490 million to RMB 612 million, representing a year-over-year decrease of 20% to 0%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation and is subject to change.

4 Adjusted net income (loss) margin is defined as adjusted net income (loss) (non-GAAP) as a percentage of the revenues

Conference Call

The Company will host an earnings conference call on Monday, November 20, 2023 at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong Time) to discuss its third quarter 2023 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and a personal PIN, which will be used to join the conference call.

Event:	Niu Technologies Third Quarter 2023 Earnings Conference Call
Registration Link:	https://register.vevent.com/register/BI8328e6e1595f495f96469ca37648b8d2

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. NIU’s product portfolio comprises its (i) six electric scooter and motorcycle series, RQi, NQi, MQi, SQi, UQi, and Gova, and (ii) two micro-mobility series, including kick-scooter series, KQi, and e-bike series, BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income (loss) and adjusted net income (loss) margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses. Adjusted net income (loss) margin is defined as adjusted net income (loss) as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.2960 to US$ 1.00, the exchange rate in effect as of September 29, 2023, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	September 30,	September 30,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	534,286,849	761,816,056	104,415,578
Term deposits-current	208,589,770	248,827,920	34,104,704
Restricted cash	186,340,321	108,995,798	14,939,117
Short-term investments	160,406,301	270,229,068	37,037,975
Accounts receivable, net	299,742,923	164,149,449	22,498,554
Inventories	417,009,148	396,991,280	54,412,182
Prepayments and other current assets	205,695,717	196,741,111	26,965,613
Total current assets	2,012,071,029	2,147,750,682	294,373,723

Non-current assets
Term deposits-non-current	20,000,000	-	-
Property, plant and equipment, net	397,356,795	343,320,537	47,055,995
Intangible assets, net	1,857,320	1,375,029	188,463
Operating lease right-of-use assets	86,597,121	81,456,063	11,164,482
Deferred income tax assets	6,132,499	7,629,905	1,045,765
Other non-current assets	12,683,090	12,050,681	1,651,683
Total non-current assets	524,626,825	445,832,215	61,106,388

Total assets	2,536,697,854	2,593,582,897	355,480,111

LIABILITIES
Current liabilities
Short-term bank borrowings	160,000,000	100,000,000	13,706,140
Notes payable	316,832,113	252,712,933	34,637,189
Accounts payable	459,466,937	751,393,695	102,987,074
Income taxes payable	1,898,065	3,060,348	419,456
Advances from customers	24,931,897	22,428,017	3,074,015
Deferred revenue-current	37,539,733	42,404,843	5,812,067
Accrued expenses and other current liabilities	192,092,943	168,619,363	23,111,208
Total current liabilities	1,192,761,688	1,340,619,199	183,747,149

Deferred revenue-non-current	11,429,500	12,787,438	1,752,664
Deferred income tax liabilities	1,398,279	3,768,388	516,501
Operating lease liabilities	7,569,128	2,993,449	410,286
Other non-current liabilities	13,441,382	12,116,661	1,660,727
Total non-current liabilities	33,838,289	31,665,936	4,340,178

Total liabilities	1,226,599,977	1,372,285,135	188,087,327

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	89,428	89,912	12,323
Class B ordinary shares	10,316	10,316	1,414
Additional paid-in capital	1,915,825,641	1,956,193,614	268,118,642
Accumulated other comprehensive loss	(16,536,686)	(4,039,188)	(553,617)
Accumulated deficit	(589,290,822)	(730,956,892)	(100,185,978)
Total shareholders’ equity	1,310,097,877	1,221,297,762	167,392,784

Total liabilities and shareholders’ equity	2,536,697,854	2,593,582,897	355,480,111

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Revenues	1,153,228,324	927,022,630	127,059,023	2,556,326,141	2,173,069,852	297,844,004
Cost of revenues(a)	(898,390,604)	(729,071,439)	(99,927,555)	(2,024,178,935)	(1,693,267,053)	(232,081,559)
Gross profit	254,837,720	197,951,191	27,131,468	532,147,206	479,802,799	65,762,445

Operating expenses:
Selling and marketing expenses(a)	(170,366,673)	(122,663,357)	(16,812,412)	(332,945,056)	(304,565,382)	(41,744,159)
Research and development expenses(a)	(49,836,811)	(39,059,530)	(5,353,554)	(136,136,221)	(115,351,728)	(15,810,270)
General and administrative expenses(a)	(43,602,146)	(126,821,515)	(17,382,335)	(110,687,106)	(225,122,249)	(30,855,571)
Total operating expenses	(263,805,630)	(288,544,402)	(39,548,301)	(579,768,383)	(645,039,359)	(88,410,000)
Government grants	882,000	1,070,500	146,724	1,405,038	1,897,473	260,070
Operating loss	(8,085,910)	(89,522,711)	(12,270,109)	(46,216,139)	(163,339,087)	(22,387,485)

Interest expenses	(1,459,041)	(524,748)	(71,923)	(4,377,943)	(606,268)	(83,096)
Interest income	4,740,673	10,282,848	1,409,382	6,850,450	25,545,664	3,501,325
Investment income	1,043,509	558,506	76,550	9,338,859	985,342	135,052
Loss before income taxes	(3,760,769)	(79,206,105)	(10,856,100)	(34,404,773)	(137,414,349)	(18,834,204)
Income tax benefit (expense)	6,644,058	(216,221)	(29,636)	22,074,153	(4,251,721)	(582,747)
Net income (loss)	2,883,289	(79,422,326)	(10,885,736)	(12,330,620)	(141,666,070)	(19,416,951)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	23,943,587	(2,644,910)	(362,515)	45,355,827	12,842,854	1,760,260
Unrealized gain on available-for-sale securities, net of reclassification	(484,817)	-	-	(2,952,087)	(345,356)	(47,335)
Comprehensive income (loss)	26,342,059	(82,067,236)	(11,248,251)	30,073,120	(129,168,572)	(17,704,026)
Net income (loss) per ordinary share
—Basic	0.02	(0.51)	(0.07)	(0.08)	(0.90)	(0.12)
—Diluted	0.02	(0.51)	(0.07)	(0.08)	(0.90)	(0.12)
Net income (loss) per ADS
—Basic	0.04	(1.01)	(0.14)	(0.16)	(1.81)	(0.25)
—Diluted	0.04	(1.01)	(0.14)	(0.16)	(1.81)	(0.25)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income (loss) per ordinary share
—Basic	155,324,512	157,165,708	157,165,708	155,035,083	156,594,219	156,594,219
—Diluted	157,286,138	157,165,708	157,165,708	155,035,083	156,594,219	156,594,219
Weighted average number of ADS outstanding used in computing net income (loss) per ADS
—Basic	77,662,256	78,582,854	78,582,854	77,517,542	78,297,110	78,297,110
—Diluted	78,643,069	78,582,854	78,582,854	77,517,542	78,297,110	78,297,110

Note:

(a) Includes share-based compensation expenses as follows:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	320,653	311,157	42,648	913,725	902,677	123,722
Selling and marketing expenses	4,410,641	2,374,275	325,421	12,749,192	8,207,677	1,124,956
Research and development expenses	7,272,800	3,550,989	486,704	19,179,452	18,656,349	2,557,065
General and administrative expenses	5,287,282	3,224,049	441,893	14,486,283	12,152,242	1,665,603
Total share-based compensation expenses	17,291,376	9,460,470	1,296,666	47,328,652	39,918,945	5,471,346

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss)	2,883,289	(79,422,326)	(10,885,736)	(12,330,620)	(141,666,070)	(19,416,951)
Add:
Share-based compensation expenses	17,291,376	9,460,470	1,296,666	47,328,652	39,918,945	5,471,346
Adjusted net income (loss)	20,174,665	(69,961,856)	(9,589,070)	34,998,032	(101,747,125)	(13,945,605)